Exhibit (e)(i)(2)

Annex I

To the Distribution Agreement by and between

SSGA Active Trust and State Street Global Markets, LLC

Fund	Symbol
SPDR SSGA Multi-Asset Real Return ETF	RLY
SPDR SSGA Income Allocation ETF	INKM
SPDR SSGA Global Allocation ETF	GAL
SPDR Blackstone/GSO Senior Loan ETF	SRLN
SPDR SSGA Ultra Short Term Bond ETF	ULST
SPDR MFS Systematic Core Equity ETF	SYE
SPDR MFS Systematic Growth Equity ETF	SYG
SPDR MFS Systematic Value Equity ETF	SYV
SPDR SSGA Risk Aware ETF	RORO
State Street Clarion Global Infrastructure & MLP Portfolio	SSIDX
SPDR DoubleLine Total Return Tactical ETF	TOTL
State Street Disciplined Global Equity Portfolio	SSHAX
SPDR DoubleLine Short Duration Total Return Tactical ETF	STOT
SPDR DoubleLine Emerging Markets Fixed Income ETF	EMTL

Dated: April 12, 2016